UNITED STATES SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

               AMENDED FORM 20-F

[X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended _______

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from ____ to ______

Commission File Number: _____________

KNIGHT RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

Suite 1360 – 605 Robson Street, Vancouver, British Columbia V6B 5J3
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of September 30, 2003: 36,215,437 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 X Item 18 ___

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.                                Yes: No: ___

1

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Knight Resources Ltd. (the "Company").

In this document, all references to "SEC" are reference to the United States Securities and Exchange Commission. References to"$", "Cdn Dollars", or “Cdn$” are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America.

Measurement Conversion Information

In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy once	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

2

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the natural resource industry and this Report.

Basalt         A type of Igneous Rock.

Electromagnetic Survey   A type of geophysical survey that measures the conductivity of a rock unit.

Formation                                    A reference to a group of rocks of the same age extending over a substantial area of a basin.

Gossan                                         An iron-bearing weathered product overlying a sulfide deposit.

Horizon                                        A time-plane recognizable in rocks by some characteristic feature.

Igneous Rock                              A rock formed by the crystallization of magma or lava.

Magnetic Survey                        A type of geophysical survey that measures the magnetism of a rock unit.

Massive Sulphide                      A rock comprised entirely of metallic minerals of which iron and sulphur are always present.

Mineral Resource                      Consists of a deposit or concentration of a solid, inorganic or organic fossilized substance of potential economic interest, accessible from the surface of the earth, and delimited at the measured, indicated, or inferred levels.

Prospect                                      A potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.

Reserve                                       The part of a mineral deposit or hydrocarbon deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Royalty                                       The entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Sedimentary Rock                    Rocks formed from material derived from pre-existing rocks.

Seismic                                       A geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Structure                                   A geological formation which, if sealed against leakage, could be a potential trap for hydrocarbons.

Sulphide                                   A mineral made up of metals and sulphur.

Ultramafic Rock                     Mafic rocks with a very high proportion of magnesium and iron minerals.

3

PART I

Item 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

The names, business addresses and functions of the Company’s Directors and senior management are as follows:

DAVID PATTERSON
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. David Patterson has been the Chief Executive Officer since January 18, 2002 and a Director since September 11, 2002. Mr. Patterson was President and a Director from July 12, 1999 to October 13, 2000.

HARVEY KEATS
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. Harvey Keats has been the President since October 13, 2000, and was Chief Executive Officer from October 13, 2000 to January 18, 2002. Mr. Keats has been a Director since October 22, 1999. Mr. Keats is a geologist.

KERRY SPARKES
#1360 – 605 Robson Street
Vancouver, British Columbia
V6B 5J3

Mr. Kerry Sparkes has been a Director of the Company since October 13, 2000. Mr. Sparkes is a geologist.

JOHN MAHER
111 – 324 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Mr. John Maher has been a Director of the Company since August 9, 2001. Mr. Maher is a geologist.

ERIN WALMSLEY
#700 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Ms. Erin Walmesley has been Secretary of the Company since April 3, 2003.

B. Advisers

The legal advisers for the Company are Maitland & Company of 700-625 Howe Street, Vancouver, British Columbia, V6C 2T6.

4

C. Auditors

The Company's current auditor and the auditor for fiscal 2003, is KPMG LLP of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP is a member of the Canadian Institute of Chartered Accountants. The Company's auditor for fiscal 2002 and fiscal 2001 was Dale Matheson Carr-Hilton of Suite 1700 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. Dale Matheson Carr-Hilton is a member of the Canadian Institute of Chartered Accountants.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the nominal noon exchange rate in Canadian dollars as published by the Bank of Canada. The average rate means the average of the exchange rates on the last date of each month during a calendar year.

	2003	2002	2001	2000	1999

High	$1.5747	$1.6132	$1.6021	$1.5593	$1.5298
Low	1.2924	1.5110	1.4936	1.4344	1.4436
Average for Period	1.3914	1.5710	1.5513	1.4868	1.4826
End of Period	1.2924	1.5796	1.5926	1.5002	1.4433

The exchange rate on September 30, 2003 was 1.3504.

The exchange rate on April 30, 2004 was 1.3707.

The high and low exchange rates for the most recent six months are as follows:

	April 2004	March 2004	February 2004	January 2004	December 2003	November 2003
High	1.3707	1.3476	1.3440	1.3339	1.3397	1.3385
Low	1.3093	1.3079	1.3102	1.2692	1.2924	1.2991

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. The financial data for fiscal 2003 and 2002 and the revenues, loss and loss per share for fiscal 2001, is derived from the Company’s Financial Statements and Notes thereto included elsewhere herein. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The 2003 year end Financial Statements of the Company have been audited by KPMG LLP, independent chartered accountants. They are presented in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

5

Year Ended September 30	2003	2002	2001	2000	1999

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 3,006,284	$ 358,596	$ 704,502	$ 492,792	$ 3,092,812
Net working capital (deficit)	$ 2,433,657	$ (553,032)	$ 199,816	$ 52,876	$ 255,758
Share capital	$ 10,431,488	$ 5,790,863	$ 5,130,863	$ 5,130,863	$ 4,310,963
Shareholders' equity (deficiency)	$ 2,899,818	$ (205,383)	$ 399,324	$ 19,130	$ 3,069,282
Revenues	$ 26,665	$ 7,474	$ 729,135	$ 139,343	$ -
Loss	$ (1,597,424)	$ (774,707)	$ (109,806)	$ (3,870,052)	$ (143,974)
Loss per share	$ (0.08)	$ (0.09)	$ (0.02)	$ (0.70)	$ (0.06)

Amounts in Accordance with
U.S. GAAP:
Total assets	$ 3,006,284	$ 358,596	$ 704,502	$ 492,792	$ 3,092,812
Net working capital (deficit)	$ 2,433,657	$ (553,032)	$ 199,816	$ 52,876	$ 255,758
Share capital	$ 10,555,805	$ 5,915,180	$ 5,182,680	$ 5,182,680	$ 4,310,963
Shareholders' equity (deficiency)	$ 2,899,818	$ (205,383)	$ 399,324	$ 19,130	$ 3,069,282
Revenues	$ 26,665	$ 7,474	$ 729,135	$ 139,343	$ -
Loss	$ (1,597,424)	$ (875,957)	$ (109,806)	$ (3,978,999)	$ (270,474)
Loss per share	$ (0.08)	$ (0.10)	$ (0.02)	$ (0.71)	$ (0.12)

B. Capitalization and Indebtedness

As of April 30, 2004 the Company had 47,909,206 common shares outstanding with a capitalization of $15,384,438.

As of April 30, 2004 the Company has no debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect or contingent indebtedness.

C. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)   Conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern.

The auditors’ report on the fiscal 2003 Financial Statements includes additional comments for U.S. readers that states that conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared on the basis that the Company will continue to be able to meet its financial obligations.

(2)   The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

6

  ability to locate a profitable natural resource;
  ability to generate revenues; and
  ability to reduce exploration and development costs.

Based upon current plans the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the exploration of the Company’s properties.

(3)   The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Failure to generate revenues or raise capital could cause the Company to cease operations.

(4)   As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S courts based on civil liability provisions of the U.S federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless, it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S federal securities laws against the Company and any of the Company’s non U.S resident executive officers or directors.

(5)    The Company does not presently have insurance covering any of its natural resource properties and as a consequence could incur significant costs.

Natural resource exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, fire, explosion, blowouts, cratering, oil spills, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage, and damage to property or personal injury. The Company does not presently have insurance covering its natural resource properties and does not presently intend to obtain liability insurance. As a result of not having insurance the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

(6)   The natural resource properties of the Company are in the exploration stage only and consequently exploration of the Company's natural resource properties may not result in any discoveries of commercial quantities of metals or hydrocarbons.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known commercial quantity of metals or hydrocarbons. Development of one or more of the Company’s natural resource properties would follow only if favorable exploration results are obtained. Natural resource exploration involves a high degree of risk and few properties which are explored are ultimately commercially developed. If the Company’s efforts do not result in any discovery of commercial quantities of metals or hydrocarbons the Company will be forced to look for other exploration projects or cease operations.

7

The properties of the Company are considered to be in the exploration stages and do not contain known commercial quantities of metals or hydrocarbons.

(7)   The Company’s natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its natural resource properties and has conducted its own investigation of legal title to each such property, the natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
On April 21, 2004 Novawest Resources Inc. (‘Novawest), a junior exploration company based in Vancouver, B.C., commenced litigation in the Supreme Court of British Columbia against Anglo American Exploration (Canada) Ltd. (‘AAEC’).  The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the mineral claims that form the West Raglan Project (the ‘Litigation’).

Currently, the Company is relying on representations made by AAEC in the Option and Joint Venture Agreement that AAEC is the valid owner of all the mineral claims that form the West Raglan Project.  AAEC has advised the Company that they will be defending their ownership of the mineral claims.  At this time the outcome of the Litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

In the event that Novawest is successful in their Litigation the Company could lose its interest in the West Raglan Project.

(8)   Numerous factors beyond the control of the Company effect the marketability of any metal or hydrocarbons discovered.

Factors beyond the control of the Company may affect the marketability of any metals or hydrocarbons discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, government regulations, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and hydrocarbon production methods. The effect of these factors on the price of metals and hydrocarbons and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.
(9)   The Company’s future performance is dependent on David Patterson and Harvey Keats. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company's business.

The Company’s performance is substantially dependent on the performance and continued efforts of David Patterson, Chief Executive Officer and Harvey Keats, President. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company.. The Company currently does not carry any key person insurance on either Mr. Patterson or Mr. Keats. The Company does not have employment contracts or agreements with Mr. Patterson and Mr. Keats.

(10)   The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to 100,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

8

(11)   Certain of the Company's directors are also directors and/or officers of others companies that are engaged in the business of natural resources exploration and accordingly conflicts of interest may arise and could cause the Company to lose potential exploration and development opportunities.

Messrs. Keats, Patterson, Sparkes, and Maher, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in natural resource exploration and development activities. See “Item 6(A) – Directors and Senior Management”. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

(12)   The value and transferability of the Company’s shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuances. There is a limited market for the Company’s common stock in the US.

The Company's common stock is not quoted for trading in the United States.

The sale or transfer of the Company's common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)    such sale or purchase is exempt from Rule 15g-9;

(b)    prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)    the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

9

(13)   The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of natural resource acquisition opportunities available. As a result of this competition, the Company’s ability to acquire additional attractive natural resource properties on terms it considers acceptable may be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by Memorandum and Articles pursuant to the Company Act (British Columbia) on April 11, 1983 under the name Orotek Resources Corporation. On December 29, 1992, the Company consolidated its share capital on a 4.7 for 1 basis and changed its name to Doucette Developments Corp. Effective August 30, 1995, the Company changed its name to Traders International Franchise Systems Inc. The Company subsequently consolidated its share capital on a 3 for 1 basis and changed its name to Newquest Ventures Corp. on May 21, 1998. On May 26, 1999, the Company consolidated its share capital on a 2 for 1 basis and changed its name to Aster Ventures Corp. The Company subsequently consolidated its share capital on a 2 for 1 basis and changed its name to Knight Petroleum Corp. on March 22, 2001. Effective March 7, 2003, the Company changed its name to Knight Resources Ltd. The Company has been in the natural resource exploration business since its incorporation, with the exception of the period from approximately August 1995 to May 1998, during which period the Company had the name Traders International Franchise Systems Inc. and operated franchises that bought and sold used toys and sporting goods.

The Company changed its name each time it consolidated its share capital. The policies of the TSX Venture Exchange and its predecessors require companies whose shares are listed on the TSX Venture Exchange to change their name whenever they consolidate their share capital. The Company recently changed its name to Knight Resources Ltd. to better reflect the Company’s exploration activities.

The head office of the Company is located at 1360 - 605 Robson Street, Vancouver, British Columbia, V6B 5J3. The Company’s telephone number is (604) 684-6535. The registered office of the Company is located at 700 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company’s common stock has been listed for trading on the TSX Venture Exchange for over 10 years. Effective June 18, 2003, the Company's common shares were listed for trading on the Frankfurt Stock Exchange. See “Item 9(A) – Listing Details and Markets”.

Over the past 3 years ended September 30, 2003, the Company has spent $2,008,621 on the acquisition and exploration on its various natural resource properties. The Company will continue making expenditures on its natural resource properties in fiscal 2004, in particular the Company intends to incur on approximately $4,400,000 on its West Raglan Project. See “Item 4(D) – Property, Plant and Equipment”.

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada where the Company is exploring for nickel, copper, cobalt, platinum and palladium. The Company entered into an Option and Joint Venture agreement with Anglo American Exploration (Canada) Ltd. (‘AAEC’) to acquire an interest in the West Raglan Project in fiscal 2003. The Company carried out one exploration program on the West Raglan Project in fiscal 2003. Due to extreme cold weather conditions in northern Quebec, field exploration work on the Company’s West Raglan Project is generally restricted to the months of June, July, August and September. The details of the Company’s Option and Joint Venture agreement with AAEC and of the Company’s interest in the West Raglan Project are described in “Item 4.D Property, plant and equipment” under the heading West Raglan Project, Quebec on page 13.

10

On April 21, 2004 Novawest Resources Inc. (‘Novawest), a junior exploration company based in Vancouver, B.C., commenced litigation in the Supreme Court of British Columbia against AAEC.  The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the mineral claims that form the West Raglan Project (the ‘Litigation’).

Currently, the Company is relying on representations made by AAEC in the Option and Joint Venture Agreement that AAEC is the valid owner of all the mineral claims that form the West Raglan Project.  AAEC has advised the Company that they will be defending their ownership of the mineral claims.  At this time the outcome of the Litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

The Company entered into a co-participation agreement with Prairie Pacific Energy Corporation to acquire an interest in the Lagarde oil and gas project, located in the Province of British Columbia in fiscal 2001. The Company, together with a number of junior oil and gas exploration companies, drilled an initial test well on the Lagarde Project in fiscal 2002. The initial test well was deemed to be uneconomic on a stand alone basis and all acquisition and exploration costs related to the Lagarde project were written-off in fiscal 2002. The Company’s interest in the Lagarde Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Lagarde Project, British Columbia on page 19.

The Company entered into an agreement with Prairie Pacific Energy Corporation to acquire an interest in the Fort St. John oil and gas project, located in the Province of British Columbia in fiscal 2000. A successful well was drilled and tied-in in fiscal 2000. Pursuant to the terms of the agreement with Prairie Pacific Energy Corporation, the Company’s working interest was reduced to 15% from 30% when the Fort St. John project well reached payout in January 2001. The well was shut in for a large portion of fiscal 2002 and 2003 to allow well pressures to build up and to allow periodic production from the well. No reserves are assigned to the project. The well resumed limited production in September 2003.The Company’s interest in the Fort St. John Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Fort St. John Project, British Columbia on page 19.

All of the natural resource properties in which the Company has an interest are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore its existing natural resource properties. Its secondary objective is to locate, evaluate and acquire other natural resource properties and to finance their exploration.

Pursuant to the terms of a farmout agreement dated November 1, 2001 (the “Polaris Agreement”) with Polaris Resources Ltd. (“Polaris”), a private Alberta company, to participate and earn a 25% before payout working interest, subject to a 9% overriding royalty, and a 20% after payout working interest in a large sour gas prospect located in the Foothills region of Alberta (the “Maycroft Project”).

Polaris, the operator, has applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company and Polaris are reviewing the decision. The Company’s interest in the Maycroft Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Maycroft Project, Alberta on page 20.

Environmental Regulation in Canada

All phases of the Company’s operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental regulation is under the joint jurisdiction of the federal government and the provincial governments.

Although compliance with such laws is not presently a significant factor in the Company’s operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

11

During exploration, the Company will be primarily governed by provincial environmental regulations.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been approved by the applicable provincial government.

Federal Environmental Regulation

Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial jurisdiction. As a result, federal legislation and regulations do not materially affect the Company’s current operations.

The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act (the “CEAA”).

C. Organizational Structure

On June 12, 2002, Knight Petroleum (Delaware) Corp. was incorporated in the state of Delaware as a wholly-owned subsidiary of the Company (“Subco”). Effective on June 12, 2002, the Company acquired all of the outstanding shares of Canada Trace Capital Corp. (“Canada Trace”), a Delaware corporation, from the shareholders thereof in an exchange for an aggregate of 150,000 shares of common stock of the Company (the “Acquisition”). Immediately following the Acquisition, Subco merged with Canada Trace.

Canada Trace was organized under the laws of the State of Delaware on October 18, 2000. Canada Trace filed with the SEC a Form 10SB12G on January 4, 2001 and became a “reporting issuer” under the 1934 Act on March 5, 2001. The purpose of the transaction was to continue Canada Trace’s reporting issuer status to the Company but Canada Trace’s reporting issuer status was never transferred to the Company. Canada Trace’s reporting issuer status was not transferred to the Company because Management of the Company determined, at the time, that the expense to prepare the required interim financial statements was prohibitive. The transaction with Canada Trace had no effect on the Company’s operations.

Prior to the Acquisition, both Subco and Canada Trace had limited finances and no material assets or liabilities and the Acquisition had no material effect on the financial statements of the Company.

In October 11, 2002, the terms of the acquisition agreement between the Company and Canada Trace were amended whereby the Company was no longer required to issue the 150,000 shares of common stock of the Company to the shareholders of Canada Trace because Canada Trace’s reporting issuer status was not transferred to the Company.

On March 27, 2003, the Company dissolved Subco. From the time of Subco’s incorporation to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Subco resulted in no gain or loss.

On March 26, 2003 Donner Minerals Ltd. acquired 8,000,000 common shares and 8,000,000 share purchase warrants. Each warrant entitles Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. As at April 30, 2004, Donner Minerals Ltd. owns 17.03% of the Company. (See "Item 7.A - Major Shareholders and related Party Transactions").

D. Property, plant and equipment

The Company has executive offices at 1360 - 605 Robson Street, Vancouver, British Columbia, V6B 5J3 that are rented on a month-to-month basis, at a cost of $2,000 per month.

Since 1999, the Company has been involved in the business of exploring for oil and gas. The Company holds various interests in two oil and gas projects located in northeast British Columbia (the Fort St. John Project and the Lagarde Project); and a minority working interest in a large sour gas prospect located in the Foothills Region of Alberta (the Maycroft Project).

The Company has an option to earn a 49% participating joint venture interest in certain mineral claims known as the West Raglan Project located in northern Quebec. The Company’s primary focus is the West Raglan Project, where the Company is exploring for nickel, copper, cobalt, platinum and palladium.

All of the Company's natural resource properties are in the exploration stage.

West Raglan Project, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('AAEC') whereby the Company can earn a 49% participating joint venture interest in the mineral rights of the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. The Project is located in the Ungava Peninsula of Northern Quebec some 80 km south from the coastal town of Salluit. The group of 1,646 mineral claims covers an area oriented east-west and centered on coordinates 60°20’ latitude and 75°50’ longitude.

[Graphic]

The West Raglan Project is without known reserves.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006, as described in the table below. During the option earn-in period, AAEC must contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of yearly exploration programs.

Cumulative Expenditures to be incurred by the Company	Expenditures to be incurred by	Cumulative Private Placements by AAEC

$1,700,000 (completed)	December 31, 2003	$340,000

$4,000,000	December 31, 2004	$800,000

$7,400,000	December 31, 2005	$1,480,000

$11,800,000	December 31, 2006	$2,360,000

During the option earn-in period, if the Management Committee (see below) approves an expanded program requiring expenditures in excess of the requirements outlined in the table above, and if the Company undertakes to fund such expanded program, AAEC is required to increase the amount of its private placement in the Company in proportion to the increase of expenditures above the yearly requirements outlined above. AAEC is only obligated to complete any private placement from time to time if it is satisfied, in its sole discretion, that the Company has sufficient funds to pay the balance of the costs of the exploration program.

The AAEC private placements will be completed in advance of the beginning of that year’s exploration program. If the Company is carrying out a private placement concurrent with the AAEC private placement, the terms and conditions of the AAEC private placement will be the same as those made available to the other subscribers. If AAEC is the only subscriber, the terms and conditions of the private placement will be negotiated between the Company and AAEC and will be priced in accordance with the policies of the TSX Venture Exchange. AAEC will not have the right, or the obligation, to participate in private placements in the Company after the Company has exercised the option.

Exploration will be carried out by AAEC, under the direction of a Management Committee comprised of two representatives from each of the Company and AAEC. AAEC will have the deciding vote in the case of a Management Committee stalemate. The Management Committee will determine the nature of the expenditures to be incurred by the Issuer to exercise the option.

AAEC are charging an administrative and overhead charge of 12% of direct project costs during the option period. The Company has also granted to AAEC the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the West Raglan Project. AAEC has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, AAEC can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.
The Company and AAEC both have a right of first refusal to purchase all or any part of the other party’s interest in the West Raglan Project.

AAEC is a wholly owned subsidiary of Anglo American plc, of London, England.

On April 21, 2004 Novawest Resources Inc. (‘Novawest), a junior exploration company based in Vancouver, B.C., commenced litigation in the Supreme Court of British Columbia against AAEC.  The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the mineral claims that form the West Raglan Project (the ‘Litigation’).

Currently, the Company is relying on representations made by AAEC in the Option and Joint Venture Agreement that AAEC is the valid owner of all the mineral claims that form the West Raglan Project.  AAEC has advised the Company that they will be defending their ownership of the mineral claims.  At this time the outcome of the Litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property can be accessed by floatplane to Lake Chukotat or by helicopter from Salluit or from Puvirnituk located some 170 km to the southwest. During winter conditions the property can be accessed from Salluit by specialty winter vehicles. Travel within the area is predominantly by helicopter. There is no power source that serves the project area. Power for exploration programs is generated at the exploration camp by a diesel generator.

The entire area lies in the zone of discontinuous, but widespread permafrost, which can extend to depths of 540 meters (Stewart, 1976). The climate of the area is harsh, with summer (July and early August) temperatures ranging between 0o C and 20o C. Winter temperatures range between 0o C and –50o C with extreme wind conditions throughout the year. Snow accumulation is common in all months of the year. Sheltered ridge areas often remain snow covered throughout the entire year. The field season for surface exploration activities optimally lasts the months of July, August and early September, with winter snow expected in late August and early September. The area is subject to strong wind conditions and periods of dense fog. Ice thickness on the lakes can reach up to five feet thick in winter.

History

Some of the earliest geological observations of the Ungava Peninsula were made by Bell (1885) during a series of expeditions to Ungava Bay, Hudson Strait and Hudson Bay in 1875, 1877, 1884 and 1885. Low (1902) explored the coastal region from Kettlestone Bay to Korak Bay.

Based on Low’s observations, the western part of the Cape Smith Belt was prospected for base metals between 1931 to 1932. Most exploration was carried out in the coastal region by Cyril Knight Prospecting Company Limited, Huronian Mining and Finance Company, Newmont Exploration Limited and Quebec Prospectors Limited. Several mineral showings were found in the western belt. The most prominent was in the Korak Bay area. Gunning (1934) examined this showing and reported that mineralization consisted of pyrrhotite (an iron sulphide) and chalcopyrite (a copper sulphide) that was localized along the folded contact between mafic rocks and the host sedimentary rocks.

With the discovery of nickel and other base metals in the Cape Smith Belt in 1957-1959, geologists from the Ministere de l’Energie et des Resources du Quebec began to map several areas of the west and central belt. The majority of the project area has not been subject to any major systematic government mapping projects to date. To the west of the project area, Bergeron (1957) completed the first detailed work, while Moorehead (1986, 1989) completed 1:50,000 regional mapping east of Chukotat Lake.

Previous mineral exploration in the area has been very sporadic and quite limited. Aerodat flew a 3-frequency helicopter borne geophysical survey in 1987 on behalf of Ateba Mines Inc. and Jascan Resources Inc. It is not known if any follow up work was carried out. The Aerodat survey shows apparent resistivity anomalies. Falconbridge has carried out reconnaissance geological mapping and sampling in the area, however, no follow-up work has been undertaken. No modern large scale geophysical surveys have been carried out on the property prior to 2003.

2003 Exploration Program

The Cape Smith Belt has known nickel deposits that occur in two different settings: 1) ultramafic rocks of the Raglan Formation at the base of a series of basaltic flows known as the Chukotat Group, and 2) ultramafic rocks of the Delta Horizon in a series of basaltic flows and sedimentary rocks of the older Povungnituk Group.
In 2002 AAEC confirmed the existence of 65 kilometres of strike length of the Raglan Formation and 65 kilometres of strike length of the Delta Horizon on the West Raglan Project.

The 2003 program began when AAEC flew the entire property with their deep penetrating SPECTREM electromagnetic and magnetic airborne system, which was followed up in the field by ground electromagnetic and magnetic surveys.

In July, surface sampling in the area of an airborne electromagnetic and magnetic anomaly discovered locally derived nickel sulphide boulders on the West Raglan Project.

In 2003, a total of 18 holes were drilled, eight of which intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The Frontier area, which extends over 3 kilometres east-west by 1 kilometre north-south, has been divided into four zones: Frontier East, Frontier Central, Frontier West and Frontier South. The eight intersections are located in proximity to the sulphide boulders discovered at Frontier East and Frontier Central and in proximity to a surface gossan discovered at Frontier South. The source of the sulphide boulders at Frontier West has not yet been found. The mineralization occurs in ultramafic rocks of the Raglan Formation.

12

The discovery hole, WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides at Frontier South. The best hole, WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides at Frontier Central. All of the significant assays from Frontier East, Frontier Central and Frontier South are shown in the tables below. Assays from the remaining eight holes are insignificant and only hole locations are shown.

As at December 31, 2003 the Company has incurred $3,068,868 of exploration expenditures on the West Raglan Project.

Frontier Central

Hole Number	Grid Location	Angle/ Direction	From	To	Core Length (metres)	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %

WR-14	1+50W 2+80N	- 45° / 350	20.75	29.50	8.75	3.26	1.40	0.06	0.95	3.22	Not reported

Incl.			23.00	28.00	5.00	3.96	1.67	0.07	1.10	3.72	Not reported

WR-15	1+50W 2+80N	- 70° / 350	26.22	28.92	2.70	2.00	0.99	0.05	0.29	1.75	14.7

Incl.			27.22	28.92	1.70	2.66	1.04	0.07	0.45	2.27	20.2

WR-16	2+50W 2+65N	- 45° / 350	19.15	19.95	0.80	7.15	3.56	0.16	1.21	2.99	34.2

			64.33	69.45	5.12	4.16	1.64	0.09	0.60	2.48	12.8

Incl.			64.33	65.00	0.67	11.83	2.03	0.23	0.91	5.60	33.7

Frontier South

Hole Number	Grid Location	Angle/ Direction	From	To	Core length (metres)	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %

WR-8	7+25W 0+67S	- 88° / 175	17.25	32.00	14.75	3.04	1.13	0.08	0.87	2.93	16.1

Incl.			17.25	19.00	1.75	3.53	1.33	0.08	0.76	2.17	17.7

Incl.			19.00	23.00	4.00	3.23	1.66	0.07	1.55	5.54	16.2

Incl.			23.00	28.00	5.00	3.34	0.96	0.09	0.83	2.47	18.6

WR-9	7+25W 0+67S	- 60° / 175	3.05	10.00	6.95	1.05	0.92	0.03	0.27	0.92	16.7

Incl.			3.05	7.00	3.95	1.35	0.78	0.04	0.43	1.47	17.2

			24.30	27.30	3.00	3.69	0.86	0.07	0.36	2.28	13.0

Incl.			25.00	27.30	2.30	4.29	0.88	0.08	0.37	2.54	14.6

WR-04	6+93W 0+25S	- 45° / 175

WR-05	8+00W 0+30S	- 60° / 175

WR-06	6+97W 0+45S	- 45° / 175

WR-10	7+50W 0+79S	- 88° / 175

WR-11	7+50W 0+62S	- 88° / 175

13

Frontier East

Hole Number	Grid Location	Angle/ Direction	From	To	Core Length (metres)	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %

WR-12	9+00E 3+15N	- 45° / 350	15.50	31.00	15.50	1.20	0.81	0.04	0.28	1.03	8.9

Incl.			18.00	23.00	5.00	1.87	0.95	0.06	0.44	1.71	13.5

WR-13	9+00E 3+15N	- 70° / 350	41.00	49.42	8.42	2.32	1.40	0.08	0.38	1.49	32.2

Incl.			41.80	48.00	6.20	2.64	1.00	0.10	0.41	1.69	36.0

WR-17	8+50E 3+00N	- 45° / 350	51.80	56.00	4.20	2.85	1.30	0.07	0.61	2.03	18.8

Incl.			51.80	53.00	1.20	3.88	1.89	0.09	0.92	2.28	26.2

			61.00	65.20	4.20	1.30	0.65	0.03	0.25	1.08	4.5

WR-02	8+08E 3+81N	- 60° / 170

WR-18	8+50E 3+00N	- 70° / 350

Frontier West

Hole Number	Grid Location	Angle/ Direction	From	To	Core Length (metres)	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %

WR-03	7+00W 3+13N	- 45° / 350

14

2004 Exploration Program

Exploration on the West Raglan Project will resume in late spring 2004. The 2004 exploration program will focus on detailed drilling in the Frontier area, target drilling on the virtually unexplored 65 kilometre strike length of the Raglan Formation, and target drilling on the 65 kilometre strike length of the Delta Horizon. The preliminary budget for the 2004 exploration program is $4,400,000.

The West Raglan Project is without known reserves and the 2004 Exploration Program is exploratory in nature.

Fort St. John Project, British Columbia

Pursuant to the terms of an agreement dated November 16, 1999 between the Company and Prairie Pacific Energy Corporation (“Prairie Pacific”), of Vancouver, BC, the Company acquired a 30% working interest in the Kiskatinaw formation on a section of land (640 acres) near Fort St. John, BC, by funding 30% of the total cost of drilling, completing, equipping and tying-in an initial test well, the Company’s share of which amounted to $380,773. The Company was also required to pay an royalty to Prairie Pacific in the amount of 15% on the net value at the wellhead of all oil and gas net of any royalties payable to the Crown.

Prairie Pacific (TSX.V: PRP) is a public Canadian independent oil and natural gas exploration and production company with over 30 years experience across North America.

On January 21, 2001, the well reached payout. Pursuant to the terms of the agreement, with Prairie Pacific, as a result of reaching payout, the Company’s working interest was reduced to 15% from 30% and the Company was no longer required to pay the 15% royalty to Prairie Pacific.

The well has produced approximately 502 million cubic feet of gas since it was tied in on August 2, 2000. Production was limited during 2002 and therefore the Company provided for 100% depletion of the well during the 2002 fiscal year. The well was shut in for most of 2003 but produced approximately 33 million cubic feet of gas during the year with 31 million cubic feet produced in September 2003. The well was shut in to allow well pressures to build up and to allow periodic production from the well. The well resumed limited production in September 2003.

Due to the sporadic and limited nature of production from the Fort St. John Project in fiscal 2002 and 2003, no reserves have been assigned to the Fort St. John Project.

Lagarde Project, British Columbia

Pursuant to the terms of a Co-Participation Agreement dated July 16, 2001 (the “Lagarde Agreement”) with Prairie Pacific, the Company acquired a 45% working interest in the Lagarde lands, subject to a 7.5% royalty to the original owner. The Company paid to Prairie Pacific the sum of $217,002 as reimbursement for one-half of the entire land and seismic costs of the Lagarde Project.

The Company subsequently entered into agreements with numerous junior oil and gas companies for the drilling of an initial test well on the Lagarde lands. The Company directly funded 15% of the initial test well, the balance of which was funded by junior oil and gas companies and Prairie Pacific. The Company had a 32.5% before payout working interest and a 66.25% after payout working interest in the initial test well. The Company also had a 7.5% royalty until payout on the initial test well. The Company had a 22.5% working interest in the Lagarde lands.

The Lagarde lands were comprised of three sections of land located north of Fort St. John, in northeastern British Columbia. Two of the sections include the petroleum and natural gas rights below base 43001 Bluesky-Gething-Dunlevy. The remaining section includes all of the petroleum and natural gas rights. The Lagarde lands are currently comprised of the one section of land where the initial test well was drilled, the other two sections having been relinquished.

In November 2001, drilling of the initial test well on the Lagarde lands was completed. Results of testing, well bore analysis and interpretations received by the Company indicated that the test well would be uneconomic on a stand-alone basis and after spending some months evaluating the overall project prospects a decision was made to abandon the well. Abandonment of the well began in November 2003 and site restoration is expected to be completed by mid-2004. It is not expected that the cost to the Company of abandonment and site restoration will exceed the $11,000 that the Company has accrued for such cost. Total exploration costs on the Lagarde project amounted to $397,247. All exploration and acquisitions costs were written-off in fiscal 2002.

15

Maycroft Project, Alberta

Pursuant to the terms of an agreement dated November 1, 2001 (the “Polaris Agreement”) with Polaris Resources Ltd. (“Polaris”), a private Alberta company, to participate and earn a 25% before payout working interest, subject to a 9% royalty, and a 20% after payout working interest in a large sour gas (natural gas that contains hydrogen sulphide) prospect located in the Foothills region of Alberta (the “Maycroft Project”). The Maycroft Project is in the exploration stage. The Company has paid to Polaris the sum of $125,000 toward the seismic costs as required under the terms of the Polaris Agreement. The Company has also paid an additional $362,500 to Polaris, being the Company’s proportionate share of preparatory work to obtain a well license. John Maher, a director of the Company, is the President, a director and a significant shareholder of Polaris.

The cost of an initial 5,000 metre test well is estimated at $9 million of which the Company’s portion is approximately $2.25 million.

The Maycroft Project is a large geological structure that is prospective for natural gas. The structure is surrounded at some distance by major natural gas fields, which are some of the largest gas fields in Alberta producing from Devonian age (360 to 410 million years before present) and Mississippian age (325 to 360 million years before present) Formations. Geophysical and geological mapping indicate a structural closure causing a large potential reservoir for natural gas in the Mississippian and Devonian Formations. Secondary targets exist in the overlying Cretaceous age (65 to 145 million years before present) Formations. The structure, as mapped, is 10 kilometres in length by over 1 kilometre in width and structural closure is interpreted to be in excess of 100 metres. However, structure is only one of four geological factors necessary to form a commercial structurally-trapped hydrocarbon accumulation. A hydrocarbon source to charge the structure, good reservoir quality rocks and a seal to the structure are also required. Most, if not all of the drillable locations are believed to be on the Maycroft Project lands. A large portion of the structure is inaccessible due to environmental restrictions. It is largely because of the past environmental concerns that Polaris was required to expend a relatively large sum toward preparatory work in its application to obtain a licence to drill a test well. The preparatory work included environmental and engineering consulting, preparation of an emergency response program and numerous community advisory and consultation activities.

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company and Polaris are reviewing the decision.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

The statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, plant and equipment” and located elsewhere herein regarding industry prospects (the “Statements”) and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Report, including, without limitation, in conjunction with the forward-looking Statements included in this Report under “Item 3(C) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

16

A. Operating Results

United States Generally Accepted Accounting Principles

See note 16 to the financial statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

Critical Accounting Policies

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, mining assets without established mineral reserves are required to be classified as intangible assets. Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook Section 3061, Property, Plant and Equipment, and Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, mining enterprises that have not established mineral reserves are not precluded from considering the capitalized costs of acquired mineral rights to have characteristics of property, plant and equipment. The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized as property, plant and equipment. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-lived Assets.

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets. Regardless of whether the unproven mineral property claims are classified as intangible assets or property, plant and equipment, there is no material difference to the financial statements of the Company for the years ended September 30, 2003, 2002 and 2001.

The CICA may provide additional guidance that requires accounting for mining assets that differs from the Company’s interpretation.

The Company has changed its primary focus to mineral exploration from oil and gas exploration and development. The method of accounting for mineral exploration expenditures differs from accounting for oil and gas exploration expenditures. Exploration costs incurred on mineral properties are expensed as incurred and only capitalized if economically recoverable reserves are discovered. Exploration costs incurred on oil and gas properties are capitalized immediately.

Three months ended December 31, 2003 compared to three months ended December 31, 2002

The Company reported a loss of $2,112,423 (2002 - $24,464) and a loss per share of $0.05 (2002 - $0.003) for the three months ended December 31, 2003. The Company’s 2003 loss has increased significantly compared to 2002 due to the Company’s involvement in the West Raglan Project and a change in accounting for stock-based awards. Management anticipates increasing expenditures for fiscal 2004 in order to manage the Company’s involvement in the West Raglan Project and to raise sufficient funds to incur the required exploration expenditures. In particular, the Company expects to incur greater legal fees, travel and promotion costs, filing fees, transfer agent fees and administrative fees.

Effective October 1, 2003, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments.

The new rules require that a fair value based method of accounting must be used for all stock-based payments to employees, directors and non-employees. The old rules only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Also, only stock options granted to non-employees had to be accounted for using a fair value based method.

17

Accordingly, starting October 1, 2003, compensation expense is determined when stock options are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

During the three months ended December 31, 2003, the Company incurred $1,093,750 (2002 - $nil) in compensation expense in accordance with the new accounting rules. The compensation expense is a non-cash item and accordingly did not impact the Company’s working capital position.

The Company expended $1,086,183 (2002 - $nil) on mineral property exploration. All of the exploration costs were incurred on the Company’s West Raglan Project. The Company has accrued $340,000 in tax credits recoverable for the three months ended December 31, 2003. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy program whereby a corporation is entitled to receive a 33.75% refundable tax credit for every exploration dollar spent in Quebec and a 12% mining duties refund on all Quebec exploration expenditures less the 33.75% refundable tax credit. As a result of these credits, the Company’s net expenditures on the West Raglan Project for the three months ended December 31, 2003 were $746,183.

The Company’s first quarter oil and gas operations improved over 2002 as the Fort St. John well provided the Company $12,945 (2002 - $244) in sales. The Company does not anticipate significant production from the well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company is not expecting any material future profits or losses from the well.

During the three months ended December 31, 2003, the Company completed the abandonment of the Lagarde initial test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

Most of the line items on the consolidated schedule of general and administrative expenses have increased in 2003 compared to 2002. The increase is in large part due to the Company’s recent involvement in the West Raglan Project which resulted in a significant increase in corporate activity and caused the Company to incur more costs in all areas.

Starting October 1, 2003, the Company started to pay its officers management fees as compensation for the time incurred in managing the Company. The Company paid the CEO $36,000 (2002 - $nil), the president $16,000 (2002 - $nil) and the exploration manager $7,500 (2002 - $nil) for the three months ended December 31, 2003.

The Company paid Squall Capital Corp., an arms-length private company $27,000 (2002 - $12,000) for administrative and accounting services and paid the same company $6,000 (2002 - $3,000) for rent of office space. The administrative fees have increased because of the Company’s increased business activity and rent has increased because the Company is using more office space.

Promotion and travel costs have increased by $111,123 during the first three months of fiscal 2004 compared to fiscal 2003. Management has traveled across Canada and Europe promoting the Company in order to raise money for future exploration expenditures. The Company is also paying two investor relations firms a total of $13,000 per month in order to raise awareness of the Company’s activities in North America and Europe.

Fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002

The Company reported a loss of $1,597,424 (2002 - $774,707) and a loss per share of $0.08 (2002 - $0.09) for the year ended September 30, 2003.

The Company expended $1,982,685 (2002 - $nil) on exploration of the West Raglan Project. The Company has accrued $858,000 in tax credits recoverable as at September 30, 2003. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy program whereby a corporation is entitled to receive a 33.75% refundable tax credit for every exploration dollar spent in Quebec and a 12% mining duties refund on all Quebec exploration expenditures less the 33.75% refundable tax credit. As a result of these credits, the Company’s 2003 net expenditures on the West Raglan Project were $1,124,685.

18

The Company’s oil and gas operations improved slightly over 2002 as the Fort St. John well provided the Company $26,665 (2002 - $7,474) in sales. The Fort St. John well made a $14,541 profit in 2003 compared to a $115,474 loss in 2002. The Company does not anticipate significant production from the well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company is not expecting any material future profits or losses from the well.

Most of the line items on the consolidated schedule of general and administrative expenses have increased in 2003 compared to 2002. The increase is in large part due to the Company’s recent involvement in the West Raglan Project.

Filing fees have increased by $35,787 (2003 - $44,262; 2002 - $8,475) because of the increase in fundraising activity and the Company's involvement in the West Raglan Project. The Company also incurred approximately $16,500 in fees related to the listing of its common shares on the Frankfurt Stock Exchange.

Legal fees have increased by $56,092 (2003 - $92,233; 2002 - $36,141) as the result of the Company completing the purchase of the West Raglan Project.

Office and miscellaneous expenditures have increased by $11,254 (2003 - $17,758; 2002 - $6,504) because of increased printing costs and the cost of updating the Company’s web site.

The Company paid Squall Capital Corp., an arms-length private company $74,000 (2002 - $55,000) for administrative and accounting services and paid the same company $18,000 (2002 - $12,000) for rent of office space. Rent has increased due to the Company using more office space because of its involvement in the West Raglan Project.

Management anticipates increasing expenditures for fiscal 2004 in order to manage the Company’s involvement in the West Raglan Project and to raise sufficient funds to incur the required exploration expenditures. In particular, the Company expects to incur greater legal fees, travel and promotion costs, filing fees, transfer agent fees and administrative fees.

Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002.

The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock-based compensation expense. As the exercise price of the options granted is greater than the market value on the measurement date, the Company has determined that the application of this accounting policy for employees did not affect reported results of operations for the year ended September 30, 2003.

Options granted to non-employees on or after October 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. For the year ended September 30, 2003, $62,000 of compensation expense has been recorded in the financial statements related to grants to non-employees.

If the Company had used the fair value based method for grants of stock options to employees and directors, pro forma loss would have amounted to $1,941,424 (an increase of $344,000) and pro forma loss per share would have been $0.10 (an increase of $0.02) for the year ended September 30, 2003.

19

Fiscal year ended September 30, 2002 compared to fiscal year ended September 30, 2001

The Company reported a loss of $774,707 for the year ended September 30, 2002 compared to a loss of $109,806 in 2001. The large increase in the loss is primarily due to the sharp decline of production at the Fort St. John well and the write-off of $397,247 of deferred costs associated with the Lagarde property.

The Fort St. John well lost $115,474 in 2002 compared to earning $190,234 in 2001. The Company changed the depletion estimate during the year and all of the remaining carrying costs were charged to depletion. Also, royalties were $17,464 higher than gross sales due to the operator having to recalculate government royalties previously paid in fiscal 2001.

The Company wrote-off the Lagarde deferred costs of $397,247 during 2002. Included in these costs is an $11,000 estimate of future overhead and abandonment costs. There were no write-offs in 2001.

The Company was unsuccessful in completing the South Whale Basin property acquisition. The Company incurred $46,844 in costs related to this project and these have been expensed as property investigation expenditures. There were no such costs incurred in 2001.

The Company reported expenses of $261,986 (2001 - $300,040) net of oil and gas property write-offs of $397,247 (2001 - $ nil). Travel and promotion, salaries and benefits, administrative fees and management fees all decreased during 2002 due to the Company’s slower business activity.

The Company incurred $33,000 (2001 - $26,281) in consulting fees for various services received in conjunction with the Company’s general operations.

The Company paid Squall Capital Corp., an arms-length private company $55,000 (2001 - $73,000) for administrative and accounting services and paid the same company $12,000 (2001 - $12,000) for rent of office space.

The CEO and a company related to the CEO loaned the Company $150,100 (2001 - $nil) in order for the Company to meet ongoing operations and Maycroft exploration commitments. These loans are due on demand, non-interest bearing and have no specified terms of repayment.

B. Liquidity and Capital Resources

At September 30, 2003 the Company had working capital of $2,433,657. At April 30, 2004 the Company had working capital of approximately $5,500,000. It is anticipated that working capital at April 30, 2004 will be sufficient to cover the Company’s fiscal 2004 operating costs and exploration commitments.

The increase in working capital since September 30, 2003 is primarily due to the issuance of 4,689,000 common shares on the exercise of options and warrants, which realized $1,326,850, and the issuance of 6,730,769 Units, which realized $3,500,000. The Units are comprised of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.65 until May 11, 2005.

The Company expects to spend approximately $4,400,000 on exploration of the West Raglan Project in calendar 2004. The Company does not expect to incur any significant expenditures on the Fort St. John or Lagarde Projects. In light of the recent decision of the Alberta Energy and Utilities Board denying a well license on the Maycroft Project, the Company intends on investigating various means to recover its costs. In the near term expenditures on the Maycroft Project are expected to be minimal.

The Company has no off balance sheet arrangements.

The Company has no contractual obligations. However in order to retain the option on the West Raglan Project, the Company is required to incur approximately $1,100,000 by December 31, 2004, an additional $3,400,000 by December 31, 2005 and an additional $4,400,000 by December 31, 2006. Failure to incur these expenditures will result in the Company forfeiting its entire interest in the West Raglan Project. As at December 31, 2003, the Company has incurred $3,068,868 of exploration expenditures on the West Raglan Project since signing the agreement on March 26, 2003. Anglo American must contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures on the West Raglan Project until the Company has earned in to the West Raglan Project. (See "Item 4.D - Property, plants, and equipment").

20

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of April 30, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies
			Company	Position

David Patterson	50	Chief Executive Officer and Director	Donner Minerals Ltd. Terra Nova Gold Corp. Bayswater Ventures Corp. Springbank Ventures Corp.	CEO and Director Chairman and Director Director Director

Harvey Keats (Geologist)	57	President and Director	Donner Minerals Ltd. Terra Nova Gold Corp.	President and Director President and Director

Kerry Sparkes (Geologist)	40	Director	Donner Minerals Ltd. Terra Nova Gold Corp.	Director Director

John Maher (Geologist)	60	Director	N/A	N/A

Erin Walmesley	42	Secretary	N/A	N/A

David Patterson, Chief Executive Officer and Director

Mr. Patterson has been the Chief Executive Officer since January 18, 2002 and a Director since September 11, 2002. Mr. Patterson was President and a Director from July 12, 1999 to October 13, 2000. Mr. Patterson was the CEO of Donner Minerals Ltd., a junior exploration company from May 1995 to August 2000 and from January 2002 to present. Mr. Patterson provided consulting services to junior companies from October 2000 to January 2002. Mr. Patterson obtained a MBA from Simon Fraser University, Vancouver, British Columbia in 1991. Mr. Patterson devotes approximately forty percent of his time to the Company’s business and operations.

Harvey Keats, President and Director

Mr. Keats has been the President since October 13, 2000 and was Chief Executive Officer from October 13, 2000 to January 18, 2002. Mr. Keats has been a Director since October 22, 1999. Mr. Keats is the President of Keats Consulting Inc. since 1995, a private geological and management consulting firm. Mr. Keats has been the President of Donner Minerals Ltd. since November 26, 1997. Mr. Keats obtained a B.Sc-Geology (1968) and M.Sc,-Geology (1970) from Memorial University, Newfoundland. Mr. Keats devotes approximately forty percent of his time to the Company’s business and operations.

21

Kerry Sparkes, Director

Mr. Sparkes joined the board on October 13, 2000. Mr. Sparkes is the President of Sparkes Consulting Ltd. since 1999, a private geological consulting firm. Mr. Sparkes has been the Exploration Manager for Donner Minerals Ltd., a mineral exploration company since March 1998. Mr. Sparkes obtained a B.Sc.(hons)-Geology(1986) and M.Sc.–Geology(1989) from Memorial University, Newfoundland. Mr. Sparkes devotes approximately forty percent of his time to the Company’s business and operations.

John Maher, Director

Mr. Maher joined the board on August 9, 2001. Mr. Maher is the President of Polaris Resources Ltd. since 1981, a private oil and gas company. Mr. Maher was also the President of Panoil Resources Ltd. from 1994 to 1999, a public company involved in oil and gas exploration. Mr. Maher obtained a B.Sc.(hons)-Geology(1970) and M.Sc.–Geology(1973) from Memorial University, Newfoundland. Mr. Maher devotes less than five percent of his time to the Company’s business and operations.

Erin Walmesley, Secretary

Ms. Walmesley has been the Secretary for the Company since April 3, 2003. Ms. Walmesley has been a legal assistant with Maitland & Company, Barristers and Solicitors, since 1981. Ms. Walmesley devotes less than five percent of her time to the Company’s business and operations.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision, except that Mr. David Patterson, the Chairman, entered into a settlement agreement and agreed statement of facts with the British Columbia Securities Commission on October 13, 2000, whereby Mr. Patterson admitted to failing to file certain insider trading reports pertaining to trades made by a trust over which Mr. Patterson had direction and control. Mr. Patterson was fined $50,000 (inclusive of costs in the amount of $10,000) and was prohibited from acting as a director or officer of any public company for a period of 15 months (which prohibition expired on January 14, 2002).

Conflicts of Interest

Mr. Keats, Sparkes, Maher and Patterson, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in mineral resource exploration and development activities. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

22

B. Compensation

The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the year ended September 30, 2003.

Name and Principal Position	Annual Compensation			Long Term Compensation
	Salary ($)
		Bonus ($)	Other Annual Compen-sation ($)	Awards Restricted Stock Award(s) ($)	Payouts
					Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)

Harvey Keats President	nil	nil	26,667[1]	Nil	885,000	Nil

David Patterson CEO	nil	nil	9,000[2]	Nil	1,140,000	Nil

John Maher Director	nil	nil	nil	Nil	50,000	Nil

Kerry Sparkes Director	nil	nil	24,500[3]	Nil	330,000	nil

Erin Walmesley Secretary	nil	nil	Nil	Nil	100,000	nil

1 Paid for Management Services to Keats Consulting Inc., a company wholly owned by Harvey Keats
2 Paid for Management Services to Elysian Enterprises Inc., a company controlled by the family of David    Patterson.
3 Paid for Management Services to Sparkes Consulting Inc., a company wholly owned by Kerry Sparkes

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

Options and Stock Appreciation Rights (SARs)

The Company maintains a “rolling” Stock Option Plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

23

The following information is intended as a brief description of the Stock Option Plan:

1. The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the Company’s issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

See Item 6(e) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

C. Board Practices

The Board of Directors of the Company is currently comprised of David Patterson, Harvey Keats, Kerry Sparkes, and John Maher. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Keats, Sparkes and Maher. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

D. Employees

In the past three financial years, the Company has not had any employees, other than the Company's officers and directors. Three of the Company’s directors are geologists.

24

E. Share Ownership

The following table lists as of April 30, 2004, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date

David Patterson	685,500	1.43	55,000 900,000	250,000	0.30 0.93 0.65	June 18, 2005 December 22, 2005 June 10, 2005

Harvey Keats	387,500	0.81	300,000 235,000 900,000	37,500	0.30 0.51 0.93 0.65	June 18, 2005 July 28, 2005 December 22, 2005 June 10, 2005

Kerry Sparkes	127,300	0.27	250,000 80,000 200,000	20,000	0.30 0.51 0.93 0.65	June 18, 2005 July 28, 2005 December 22, 2005 June 10, 2005

John Maher	200,000	0.42	150,000 50,000 50,000 25,000	25,000	0.25 0.25 0.30 0.93 0.65	August 23, 2006 January 17, 2007 June 18, 2005 December 22, 2005 June 10, 2005

Erin Walmesley	10,000	0.02	85,000 100,000	Nil	0.30 0.93	June 18, 2005 December 22, 2005

(1)   The percentage ownership is based on 47,909,206 shares outstanding as of April 30, 2004.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Messrs. Patterson, Keats and Sparkes are directors and shareholders of Donner Minerals Ltd., a company which at April 30, 2004 owns 17.03% of the Company. (See "Item 7.A - Major Shareholders").

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 30, 2004, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held

Donner Minerals Ltd.	8,160,750	17.03%

Donner Minerals Ltd. acquired 8,000,000 common shares and 8,000,000 share purchase warrants on March 26, 2003. Each warrant entitles Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005.

As of January 31, 2004 the Company had 94 shareholders of record of which 45,720,436 (98.5%) shares were held by 63 shareholders of record resident in Canada.

25

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

During fiscal 2003, the Company paid management fees of $26,667 (2002 – Nil, 2001 - $13,333) to Keats Consulting Ltd., a company controlled by Harvey Keats, the President and a director of the Company, for day to day executive and geological services Mr. Keats provides as President of the Company.

During fiscal 2003, the Company paid management fees of $24,500 (2002 – Nil, 2001 - $10,000) to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director of the Company, for day to day geological services Mr. Sparkes provides to the Company.

During fiscal 2003, the Company paid management fees of $9,000 to Elysian Enterprises Inc., a company controlled by the family of David Patterson, for day to day executive services Mr. Patterson provides as Chief Executive Officer of the Company. In fiscal 2002, the Company paid consulting fees of $10,000 to Elysian Enterprises Inc.

In May 2003, the Company repaid a convertible debenture with a principal amount outstanding of $280,000 plus accrued interest of $31,556. The convertible debenture was held by Donner Minerals Ltd. (“Donner”), a public company with directors in common with the Company and paid interest at 11% on a semi-annual basis. The Company had the right to redeem the whole or less than the whole of the principal and accrued interest at any time before maturity, May 3, 2005. In Fiscal 2003 the interest expense on the convertible debenture was $19,071 (2002 - $30,800, 2001 - $35,111).

In fiscal 2003, the Company issued 8,000,000 common shares to Donner via a non-brokered private placement at a price of $0.10 per share for proceeds of $800,000. Along with the shares, the Company issued Donner 8,000,000 non-transferable share purchase warrants entitling Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Donner and the Company have common directors and officers. As at September 30, 2003, Donner owned approximately 23% of the Company’s issued and outstanding common shares.

On June 25, 2002, the Company announced that it had entered into an option agreement with Polaris to acquire a 75% interest in the South Whale Basin Property, located offshore Newfoundland, for a total consideration of $2,000,000 and 9,500,000 common shares. On August 28, 2002 it was announced that due to market conditions, the Company would not be proceeding with the option to acquire the South Whale Basin Property. The Company advanced to Polaris a $20,000 non-refundable option payment and incurred $26,844 of engineering and geological fees for due diligence. John Maher is a director of the Company and a director of Polaris.
In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. John Maher is a director of the Company and a director of Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and has advanced an additional $327,500 for preparatory work to obtain a well licence.

During fiscal 2002, David Patterson and a company owned by Mr. Patterson’s spouse loaned the Company $150,100. The loans were due on demand, non-interest bearing and had no specified terms of repayment. The loans were repaid in fiscal 2003.

26

Item 8. FINANCIAL INFORMATION

A. Consolidated Statement and Other Financial Information

See Item 17 for the Company’s Financial Statements.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

None

27

Item 9. THE LISTING

A. Listing Details and Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol KNP and on the Frankfurt Stock Exchange under symbol KRL. The Company's primary listing is on the TSX Venture Exchange. The following table sets out the market price range of the Common Shares on the TSX Venture Exchange within each of the periods indicated:

Market Prices	High ($)	Low ($)	Average Daily Trading Volume

Annual High and Low Fiscal 2003 Fiscal 2002 Fiscal 2001 Fiscal 2000 Fiscal 1999	0.90 0.35 0.32 1.25 1.40	0.04 0.04 0.03 0.11 0.10	109,601 14,800 21,792 74,671 22,223

Quarterly High and Low
Fiscal 1st Quarter – 2003
Fiscal 2nd Quarter – 2003
Fiscal 3rd Quarter – 2003
Fiscal 4th Quarter - 2003

Fiscal 1st Quarter – 2002
Fiscal 2nd Quarter – 2002
Fiscal 3rd Quarter – 2002
Fiscal 4th Quarter – 2002
	0.11 0.26 0.38 0.90 0.35 0.24 0.29 0.29	0.04 0.18 0.23 0.23 0.14 0.15 0.15 0.04	19,811 16,060 41,453 361,079 11,060 21,561 14,246 12,447

Most Recent Six Months April March February January 2004 December 2003 November 2003 October 2003	1.14 1.26 1.30 1.20 1.10 1.16 0.92	0.60 1.05 0.97 0.90 0.76 0.48	121,663 73,030, 171,570 132,128 119,386 289,135 444,477

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

  filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP.
  filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company will not be subject to the reporting obligations of the proxy rules of Section 14 of the Exchange Act nor the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

28

Item 10. ADDITIONAL INFORMATION

A. Share Capital

(1)   Authorized - 100,000,000 common shares without par value

(2)   Share capital has been issued as follows:

Issued	Number of Common Shares/Units	Amount

Balance at September 30, 2000	6,276,937	$5,130,863

Balance at September 30, 2001	6,276,937	5,130,863

Units issued pursuant to private placement	2,450,000	490,000
on October 3, 2001 to 16 placees[1]

Units issued pursuant to private placement	850,000	170,000
on March 27, 2002 to 11 placees[2]

Balance at September 30, 2002	9,576,937	5,790,863

Units issued pursuant to private placement	8,000,000	800,000
on March 26, 2003 to one placee[3]

Units issued pursuant to private placement	1,700,000	340,000
on May 13, 2003 to one placee[4]

Units issued pursuant to brokered offering	10,250,000	1,822,500
on May 13, 2003[5]

Exercise of warrants	5,918,500	1,470,625

Exercise of options	770,000	207,500

Balance at September 30, 2003	36,215,437	10,431,488

Exercise of warrants	3,388,000	888,100

Exercise of options	1,575,000	564,850

Units issued pursuant to private placement on December 11, 2003 to 41 placees[6]	6,730,769	3,500,000

Balance at April 30, 2004	47,909,206	$15,384,438

1 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until October 2, 2003.

29

2 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.22 per share until March 26, 2004.

3 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until March 25, 2005. Donner Minerals Ltd. was the sole placee.

4 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until May 12, 2005. Angle American Exploration (Canada) Ltd. was the sole placee.

5 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until May 12, 2005. The brokered offering was carried out by First Associates Investments Inc.

6 Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $0.65 per share until June 10, 2005.

(3)   Options

As of September 30, 2003 options to purchase common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date

August 24, 2001	237,500	$0.25	August 23, 2006
January 18, 2002	50,000	$0.25	January17, 2007
May 12, 2003	1,500,000	$0.20	May 12, 2005
June 19, 2003	1,922,500	$0.30	June 18, 2005
July 29, 2003	875,000	$0.51	July 28, 2005

As of April 30, 2004 options to purchase common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date

August 24, 2001	237,500	$0.25	August 23, 2006
January 18, 2002	50,000	$0.25	January17, 2007
May 12, 2003	1,300,000	$0.20	May 12, 2005
June 19, 2003	1,082,500	$0.30	June 18, 2005
July 29, 2003	340,000	$0.51	July 28, 2005
November 14, 2003	200,000	$0.83	November 13, 2005
December 23,2003	2,625,000	$0.93	December 22, 2005
February 12, 2004	100,000	$1.15	February 11, 2006
March 26, 2004	100,000	$1.12	March 25, 2006

As of September 30, 2003 an option to purchase 1,500,000 Units of the Company was outstanding. Each Unit is comprised of common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 until May 12, 2005.

As of April 30, 2004 an option to purchase 1,300,000 Units of the Company was outstanding. Each Unit is comprised of common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 until May 12, 2005.

30

(4)   As at September 30, 2003, the Company had the following warrants outstanding to purchase shares of the Company as follows:

	Potential
Number of	Number of		Exercise
Warrants	Shares to	Exercisable	Price
Outstanding	be Issued	Until	per Share

640,000	640,000	October 2, 2003	$0.25
550,000	550,000	March 26, 2004	$0.22
8,000,000	8,000,000	March 25, 2005	$0.15
8,141,500	8,141,500	May 12, 2005	$0.25

As at April 30, 2004, the Company had the following warrants outstanding to purchase shares of the Company as follows:

	Potential
Number of	Number of		Exercise
Warrants	Shares to	Exercisable	Price
Outstanding	be Issued	Until	per Share

8,000,000	8,000,000	March 25, 2005	$0.15
6,287,500	6,287,500	May 12, 2005	$0.25
6,586,769	6,586,769	June 10, 2005	$0.65

B. Memorandum and Articles of Incorporation

(1) The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

(2) Matters relating to Directors of the Company:

(a) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Article 15.1 of the Company Articles state: “A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transactions or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of the Company Act (the “Company Act”).” Article 15.2 of the Company Articles states: "A Director shall not vote in respect of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken."

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 12.2 of the Company’s Articles provides that: "The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall decide, by the members. The remuneration may be in addition to any salary or other remuneration paid to any Officer or employee of the Company as such who is also a Director. The Directors shall be repaid reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

31

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 8.1 of the Company’s Articles provides that "The Directors may from time to time on behalf of the Company: a) borrow money in a manner and amount, on any security, from any source and upon any terms and conditions; b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or the whole or any part of the property and assets, the Company (both present and future”).

(d) Other than as referred to in item (a) above, the Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Part 12.3 of the Company’s Articles states that "A Director shall be required to hold a share in the authorized capital of the Company as qualification for his office.”

(3) Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses

Pursuant to Part 20 of the Company’s Articles, the Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the Company Act nor the Company’s Articles provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meting of shareholders. The Company’s Articles provide for election of directors on a rotation basis. The Company’s Shareholders do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

In the event of the Company’s liquidation, dissolution or winding-up or other distribution of the Company’s assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company’s liabilities have been paid out.

(d) Other

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre-emptive rights.

(4) Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

32

(5) Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9.1 of the Company’s Articles states that " Subject to Article 9.2 and to the Company Act the annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting and at a place as the Directors shall appoint.”

Special Meetings

Part 9.3 of the Company’s Articles states that "The Directors may, whenever they think fit, convene a general meeting. A general meeting if requisitioned in accordance with the Company Act shall be convened, by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act."
Part 9.4 of the Company’s Articles provides that "Not less than 21 days notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such persons shall not invalidate any proceedings at that meeting."

(6) Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(a)   an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)   governments of WTO members; and

(c)   entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

33

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $184,000,000 (in 1999) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a)   the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)   the effect of the investment on exports from Canada;

(c)   the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

34

(d)   the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)   the effect of the investment on competition within any industry or industries in Canada;

(f)   the compatibility of the investment with national industrial, economical and cultural policies;

(g)    the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)   the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7) Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8) Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days of the date in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

35

(9) Significant differences between law applicable to the Company and law of the United States.

See 8 above.

(10) Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

C. Material Contracts

Other than contracts described in “Item 4(D) – Property, plant and equipment” there are no contracts that may be regarded as material.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See ”Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E. Taxation

The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

IT IS RECOMMENDED THAT HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANYCONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

36

U. S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

A “U.S. Resident” means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the “Canada Tax Act”) at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the “Regulations”) enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the “Proposed Amendments”) and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see “United States Federal Income Tax Consequences” below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

Distribution on Common Shares of the Company

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

Disposition of Common Shares of the Company

A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are “taxable Canadian property”, as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five –year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

37

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

38

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than twelve months. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later taxation years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

39

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and is either a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of all classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

40

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

41

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F. Statements by Experts

The Company's financial statements as at September 30, 2003 and for the year then ended included in this Form 20-F have been audited by KPMG LLP, Chartered Accountants as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm, also included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Company's financial statements as at September 30, 2002 and 2001 and for the years then ended included in this Form 20-F have been audited by Dale Matheson Carr-Hilton, Chartered Accountants as stated in their report appearing elsewhere herein, and are included in reliance upon the report of such firm, also included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

42

G. Documents on Display

The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the TSX Venture Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals and hydrocarbons. In the past metal and hydrocarbon prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals and hydrocarbons, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals and hydrocarbons. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

43

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Audit Reports of KPMG LLP, Chartered Accountants and Dale Matheson Carr-Hilton, Chartered Accountants are included herein immediately preceding the respective financial statements, notes, schedules, etc.

Financial Statements:

Auditors’ Report dated November 14, 2003

Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Difference

Auditor's Report dated January 17, 2003

Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Difference

Consolidated Balance Sheets
as of September 30, 2003 and September 30, 2002

Consolidated Statements of Operations for the Years Ended
September 30, 2003, September 30, 2002 and September 30, 2001

Consolidated Statement of Cash Flows for the Years Ended
September 30, 2003, September 30, 2002 and September 30, 2001

Consolidated Statement of Shareholders Equity for the Years Ended
September 30, 2003, September 30, 2002 and September 30, 2001

Notes to the Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

1.1   Memorandum and Articles of Incorporation (previously filed)

4.1   Certificates of Name Change (previously filed)

4.2   Agreement dated November 1, 2001 with Polaris Resources Ltd. (previously filed)

4.3   Option and joint venture agreement dated March 26, 2003 between the
Company and Anglo American Exploration (Canada) Ltd. (previously filed)

14.1   Consent of Auditors (previously filed)

44

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual repot on its behalf.

Dated: May 12, 2004                           Knight Resources Ltd.

                            By:    /s/David Patterson/s/
                               David Patterson,
                               Chief Executive Officer

45

Knight Resources Ltd.
(formerly Knight Petroleum Corp.)

Consolidated Financial Statements

46

KPMG LLP                     Telephone (604) 691-3000
Chartered Accountants                 Telefax (604) 691-3031
Box 10426, 777 Dunsmuir Street             www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT

To the Board of Directors of Knight Resources Ltd.

We have audited the consolidated balance sheet of Knight Resources Ltd. (formerly Knight Petroleum Corp.) as at September 30, 2003 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants
Vancouver, Canada
November 14, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the board of directors dated November 14, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants
Vancouver, Canada
November 14, 2003

KPMG LLP , a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

47

DALE                                                         Partnership of:
MATHESON                                             James F Carr-Hilton, Ltd.   Peter J Donaldson, Inc. Fraser G. Ross, Ltd.
CARR-HILTON                                        Robert J Burkart, Inc.         Alvin F Dale, Ltd.         Robert J Matheson, Inc.
CHARTERED ACCOUNTS

AUDITORS' REPORT

To the Directors of
Knight Resources Ltd.

We have audited the consolidated balance sheets of Knight Resources Ltd. as at September 30, 2002 and the consolidated statements of operations, deficit, and cash flows for each of the years ended September 30, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and cash flows for the years ended September 30,
2002 and 2001 in accordance with Canadian generally accepted accounting principles consistently applied.

/s/Dale Matheson Carr-Hilton/s/
Vancouver                                                       DALE MATHESON CARR-HILTON
January 17, 2003
(Except for Note 13 which is at January 24, 2003)

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 Fax: 604 687-4216 E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572-4586 Fax: 604 572-4587 E-mail: dmc@dmch.com

48

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.)
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	September 30,	September 30,
	2003	2002

ASSETS

Current assets
Cash and cash equivalents	$ 715,030	$ 69
Short-term investments	42,745	-
Accounts receivable	26,594	10,878
Advances for exploration (note 6)	883,835	-
Tax credits recoverable	858,000	-
Prepaid expenses	13,919	-

Total Current Assets	2,540,123	10,947

Property, plant and equipment (note 4)	6,161	2,649

Unproven Oil and gas properties (note 5)	460,000	345,000

Total Assets	$ 3,006,284	$ 358,596

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$ 106,466	$ 121,394
Loans payable to related parties (note 11)	-	150,100
Convertible debenture and accrued interest (note 7)	-	292,485

Total Liabilities	106,466	563,979

Shareholders' equity (deficiency)
Share capital (note 8)
Authorized - 100,000,000 common shares without par value
Issued and outstanding - 36,215,437 (2002 - 9,576,937)	10,431,488	5,790,863
Contributed surplus (note 9)	62,000	-
Deficit	(7,593,670)	(5,996,246)

Total Shareholders' Equity	2,899,818	(205,383)

Total Liabilities and Shareholders' Equity	$ 3,006,284	$ 358,596

Nature of operations (note 1)
Commitments (notes 5, 6 and 13)
Subsequent events (note 15)

49

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.)
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2003	2002	2001

Revenue
Oil and gas sales	$ 26,665	$ 7,474	$ 729,135

Production expenses
Royalties	6,769	24,938	197,593
Operating costs	5,355	8,533	63,247
Depletion	-	89,477	278,061

	12,124	122,948	538,901

Net production income (loss)	14,541	(115,474)	190,234

Expenses
Exploration expenditures (see schedule 1) (note 6)	1,124,685	-	-
General and administrative (see schedule 2)	399,950	174,443	203,802
Interest	19,071	30,800	35,111
Promotion	63,054	-	-
Property investigation expenditures (note 5(d))	-	46,844	-
Salaries and benefits	-	-	40,598
Travel	18,627	9,899	20,529
Gain on forgiveness of accounts payable and accrued liabilities	(13,422)	-	-
Write-off of oil and gas property (note 5)	-	397,247	-

	1,611,965	659,233	300,040

Loss for the year	$ (1,597,424)	$ (774,707)	$ (109,806)

Basic and diluted loss per share	$ (0.08)	$ (0.09)	$ (0.02)

Weighted average number of shares outstanding	19,011,564	9,053,649	6,276,937

50

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.)
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2003	2002	2001

Cash Provided by (Used for):

Operating Activities
Loss for the year	$ (1,597,424)	$ (774,707)	$ (109,806)
Items not involving cash:
Amortization	2,406	1,135	1,622
Compensation expense	62,000	-	-
Depletion	-	89,477	278,061
Gain on forgiveness of accounts payable and accrued liabilities	(13,422)	-	-
Interest accrued on convertible debenture	19,071	-	-
Write-off of oil and gas property	-	397,247	-
Changes in non-cash operating working capital:
Accounts receivable	(15,716)	29,202	65,894
Advances for exploration	(883,835)	-	-
Tax credits recoverable	(858,000)	-	-
Prepaid expenses	(13,919)	-	-
Accounts payable and accrued liabilities	(1,506)	108,701	(63,953)

	(3,300,345)	(148,945)	171,818

Financing Activities
Interest payable on convertible debenture	-	-	(4,532)
Repayment of convertible debenture	(311,556)	-	(100,000)
Loans payable to related parties	(150,100)	150,100	-
Issuance of share capital	4,640,625	170,000	490,000

	4,178,969	320,100	385,468

Investing Activities
Purchase of short-term investments	(42,745)	-	-
Purchase of property, plant and equipment	(5,918)	-	-
Expenditures on unproven oil and gas property	(115,000)	(356,000)	(412,936)

	(163,663)	(356,000)	(412,936)

Increase (decrease) in cash and cash equivalents	714,961	(184,845)	144,350

Cash and cash equivalents, beginning of year	69	184,914	40,564

Cash and cash equivalents, end of year	$ 715,030	$ 69	$ 184,914

51

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.)
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)

						Total
						Shareholders'
		Common shares without par value	Subscription	Contributed		Equity
	Number	Amount	Proceeds	Surplus	Deficit	(Deficiency)

Balance at September 30, 2000	6,276,937	$ 5,130,863	$ -	$ -	$ (5,111,733)	$ 19,130
Subscription proceeds received pursuant to a
private placement	-	-	490,000	-	-	490,000
Loss for the year	-	-	-	-	(109,806)	(109,806)

Balance at September 30, 2001	6,276,937	5,130,863	490,000	-	(5,221,539)	399,324
Issuance of common shares for cash	1,850,000	370,000	(340,000)	-	-	30,000
Issuance of flow-through common shares
for cash	1,450,000	290,000	(150,000)	-	-	140,000
Loss for the year	-	-	-	-	(774,707)	(774,707)

Balance at September 30, 2002	9,576,937	5,790,863	-	-	(5,996,246)	(205,383)
Issuance of common shares for cash	26,638,500	4,640,625	-	-	-	4,640,625
Stock-based compensation expense	-	-	-	62,000	-	62,000
Loss for the year	-	-	-	-	(1,597,424)	(1,597,424)

Balance at September 30, 2003	36,215,437	$10,431,488	$ -	$ 62,000	$ (7,593,670)	$ 2,899,818

52

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.) (An exploration stage company) Notes to the Consolidated Financial Statements September 30, 2003, 2002 and 2001 (Canadian Dollars)
1.    Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore natural resource properties. During the year ended September 30, 2003, the Company changed its name from Knight Petroleum Corp. to Knight Resources Ltd.

The Company is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas properties are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance exploration and development of the properties (note 15), the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production or proceeds from disposition of the mineral and oil and gas properties. The amounts shown as oil and gas properties represent net costs incurred to date, less amounts depleted and/or written off, and do not necessarily represent present or future values.

2.    Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP"). Except as indicated in note 16, these financial statements also comply in all material measurement respects with generally accepted accounting principles used in the United States of America.

a)    Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Knight Petroleum (Delaware) Corp. (note 3). All intercompany amounts are eliminated on consolidation.

b)    Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit with banks or highly liquid short-term interest bearing securities with maturities at purchase dates of three months or less.

c)    Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software 100% declining balance per annum
Computer hardware 30% declining balance per annum
Office furniture and equipment 20% declining balance per annum

        The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

53

2.    Significant Accounting Policies (cont’d)

d)    Unproven oil and gas properties

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

The carrying value of capitalized costs for producing and exploration stage oil and gas properties are separately reviewed at each reporting period to determine if impairment in value is indicated. Should impairment occur, the carrying value will be written down to an estimated net recoverable amount. Future depletion charges will be based on the revised carrying values for producing properties.

Costs incurred for initial new property investigation where no acquisition occurs are expensed as incurred.

e)    Unproven mineral property claims

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Tax credits and refundable mining duties arising from exploration expenditures are netted against the applicable expenditures when the expenditures are incurred.

Gains or losses are recognized on property dispositions when the value of the consideration received exceeds or is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations , and CICA Handbook Section 3062, Goodwill and Other Intangible Assets , mining assets without established mineral reserves are required to be classified as intangible assets. Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

54

2.    Significant Accounting Policies (cont’d)

Under CICA Handbook Section 3061, Property, Plant and Equipment , and Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs , mining enterprises that have not established mineral reserves are not precluded from considering the capitalized costs of acquired mineral rights to have characteristics of property, plant and equipment. The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized as property, plant and equipment. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-lived Assets .

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets. Regardless of whether the unproven mineral property claims are classified as intangible assets or property, plant and equipment, there is no material difference to the financial statements of the Company for the years ended September 30, 2003, 2002 and 2001.

The CICA may provide additional guidance that requires accounting for mining assets that differs from the Company’s interpretation.

f)                   Loss per share

Basic loss per common share is computed by dividing earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. Diluted loss per share does not differ from basic loss per share as the effect would be anti-dilutive.

g)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depletion and amortization, and income taxes. Actual results could differ from those estimates.

h)    Foreign currency translation

The functional and reporting currency of the Company and its subsidiary is the Canadian dollar. Transactions in foreign currencies are translated at rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at the year end into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

i)    Future income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and losses carried forward, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

55

2.    Significant Accounting Policies (cont’d)

j)    Stock-based compensation

Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments . The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002.

The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock-based compensation expense. As the exercise price of the options granted is greater than the market value on the measurement date, the Company has determined that the application of this accounting policy did not affect reported results of operations for the year ended September 30, 2003.

Options granted to non-employees on or after October 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. For the year ended September 30, 2003, $62,000 of compensation expense has been recorded in the financial statements related to grants to non-employees.

3.    Acquisition and Dissolution

On June 12, 2002, the Company entered into an acquisition and merger agreement with Canada Trace Capital Corp. ("Canada Trace"), a Delaware, U.S.A. company. The agreement required the Company to issue 150,000 common shares to the sole shareholder of Canada Trace. Canada Trace is a U.S.A. reporting issuer with no active business operations. Following the purchase of Canada Trace, the Company merged Canada Trace with its 100% owned subsidiary, Knight Petroleum (Delaware) Corp. The purpose of this transaction was to continue Canada Trace’s U.S.A. reporting issuer status to the Company.

The Company was not able to utilize the proposed structure to continue the U.S.A. reporting issuer status. Subsequent to September 30, 2002, the terms of the agreement with Canada Trace were amended whereby the consideration for the acquisition of the issued and outstanding shares of Canada Trace was reduced to $10. This amount has been paid. As at September 30, 2002, the Company recorded the acquisition of Canada Trace at a nominal value and no values were assigned to assets or liabilities as they were not material.

On March 27, 2003, the Company dissolved its wholly owned subsidiary, Knight Petroleum (Delaware) Corp. From the time of the subsidiary’s incorporation, June 12, 2002, to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Knight Petroleum (Delaware) Corp. resulted in no gain or loss.

56

4.    Property, Plant and Equipment

2003

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 6,764	$ 4,566	$ 2,198
Computer software	2,499	1,249	1,250
Office furniture and equipment	3,014	301	2,713

	$ 12,277	$ 6,116	$ 6,161

2002

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 6,359	$ 3,710	$ 2,649

5.    Unproven Oil and Gas Properties

	Proven	Unproven

	Fort St. John	Lagarde	Maycroft	Total

Balance at September 30, 2001	$ 89,477	$ 386,247	$ -	$ 475,724
Abandonment	-	11,000	-	11,000
Due diligence	-	-	7,500	7,500
Seismic costs	-	-	125,000	125,000
Well licence preparatory work	-	-	212,500	212,500

	89,477	397,247	345,000	831,724
Depletion	(89,477)	-	-	(89,477)
Write-off deferred costs	-	(397,247)	-	(397,247)

Balance at September 30, 2002	$ -	$ -	$ 345,000	$ 345,000
Lease payments	-	-	11,924	11,924
Well licence preparatory work	-	-	103,076	103,076

Balance at September 30, 2003	$ -	$ -	$ 460,000	$ 460,000

Fort St. John

In November 1999, the Company entered into an agreement with Prairie Pacific Energy Corporation (‘Prairie Pacific’), whereby the Company acquired a 30% before pay out (15% after pay out) working interest in the Kiskatinaw formation on a section of land (640 acres) in Fort St. John, British Columbia, Canada. Under the terms of the agreement, the Company was required to fund 30% of the total cost of drilling, completing, equipping and tying-in an initial test well. In August 2000, the initial test well was tied in and started production. As at September 30, 2003, the well has produced approximately 502 million cubic feet of gas. Based on tests carried out in September 2001, it was estimated the total recoverable reserves would be 567 million cubic feet of gas. However, production was limited during 2002 and therefore the Company provided for 100% depletion of the well. It has not yet been determined if the well will be abandoned. The Company estimates that continuing operating and overhead costs of the well to be approximately $100 per month.

57

5.    Unproven Oil and Gas Properties (cont’d)

Lagarde Property

In August 2001, the Company entered into an agreement with Prairie Pacific for the acquisition of the Lagarde lands, located in northeastern British Columbia, Canada. This resulted in the Company acquiring a 45% working interest in the lands subject to a 7.5% overriding royalty to the original owner. The Company subsequently entered into farm-out agreements with numerous junior oil and gas companies for the drilling of an initial test well on the Lagarde lands. The Company directly funded 15% of the initial test well, the balance of which was funded by junior oil and gas companies and Prairie Pacific. The issuer has a 32.5% before payout working interest and a 66.25% after payout working interest in the initial test well. The Company also has a 7.5% overriding royalty until payout on the initial test well. The Company has a 22.5% working interest in the Lagarde lands.

During the year ended September 30, 2002, drilling of the initial test well was completed and determined to be uneconomic on a stand-alone basis. After assessing the overall project prospects, the Company decided to write-off all of the deferred costs. The Company has recorded $11,000 in accrued liabilities representing future estimated abandonment costs of which $7,242 remains outstanding as at September 30, 2003.

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and has advanced an additional $327,500 for preparatory work to obtain a well licence. As at September 30, 2003, a well licence had not been issued by the Government of Alberta.

It is estimated that the cost of an initial 5,000 metre test well will be $9 million of which the Company’s portion will be approximately $2.25 million. It is the intention of the Company to farm out its 25% interest once a well licence has been issued and an Authority for Expenditure has been received from Polaris.

Should the Company be unable to secure farm out participants or raise sufficient capital to complete its earn-in requirements, the property interest rights may be extinguished.

South Whale Basin

On June 25, 2002, the Company announced that it had entered into an option agreement with Polaris to acquire a 75% interest in the South Whale Basin Property, located offshore Newfoundland, for a total consideration of $2,000,000 and 9,500,000 common shares. On August 28, 2002 it was announced that due to market conditions, the Company would not be proceeding with the option to acquire the South Whale Basin Property. The Company advanced to Polaris a $20,000 non-refundable option payment and incurred $26,844 of engineering and geological fees for due diligence. These amounts were expensed during the year ended September 30, 2002.

6.    Unproven Mineral Property Claims

West Raglan Property

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the West Raglan Project (‘the Project’) located in northern Quebec, Canada, currently 720km 2 .

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006, as follows:

58

6.    Unproven Mineral Property (cont’d)

	December 31,

	2003	2004	2005	2006

Minimum work expenditure commitment	$ 1,700,000	$ 2,300,000	$ 3,400,000	$ 4,400,000

During the year ended September 30, 2003, the Company has advanced Anglo American $2,866,520 of which $1,982,685 has been expended on exploration activities with $883,835 remaining in advances for exploration.

Anglo American will contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures. $340,000 in funding was received during the year ended September 30, 2003 (note 8(a)(iii)). Anglo American is only obligated to complete any private placement from time to time if it is satisfied, in its sole discretion, that the Company has sufficient funds to pay the balance of the costs of the exploration program.

Exploration will be carried out by Anglo American, under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American. Anglo American will have the deciding vote in the case of a Management Committee stalemate. The Management Committee will determine the nature of the expenditures to be incurred by the Company to exercise the option.

Anglo American will be entitled to charge an administrative and overhead charge of 12% of direct project costs during the option period. The Company has also granted to Anglo American the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the Project. Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

If the Company exercises the option and a joint venture is formed, the Company and Anglo American are required to contribute to joint venture expenditures in accordance with their respective interests in the project from time to time. Failure to contribute will result in a party’s interest being diluted. Should either party’s interest fall below 10%, that interest will be reduced to a 1% net smelter royalty, purchasable at the discretion of the other party for $2,000,000. The Company and Anglo American both have a right of first refusal to purchase all or any part of the other party’s interest in the Project.

7.    Convertible Debenture

In May 2003, the Company repaid the principal amount outstanding of $280,000 plus accrued interest of $31,556. The convertible debenture was held by Donner Minerals Ltd. ("Donner"), a public company with directors in common with the Company and paid interest at 11% on a semi-annual basis. The Company had the right to redeem the whole or less than the whole of the principal and accrued interest at any time before maturity, May 3, 2005.

59

8.    Share Capital

a)    Private placements:

During the year ended September 30, 2003 and 2002, the Company completed the following private placements:

i)    During 2003, the Company issued 8,000,000 common shares to Donner via a non-brokered private placement at a price of $0.10 per share for proceeds of $800,000. Along with the shares, the Company issued Donner 8,000,000 non-transferable share purchase warrants, each warrant entitling Donner to purchase one additional common share of the Company at a price of $0.15 per share expiring March 25, 2005. Donner and the Company have common directors and officers. As at September 30, 2003, Donner owned approximately 23% of the Company’s issued and outstanding common shares.

ii)    During 2003, the Company issued 10,000,000 common shares via a brokered offering at a price of $0.20 per share for gross proceeds of $2,000,000 (net $1,822,500). The Company paid a commission of $150,000 cash and 250,000 common shares and incurred fees of $27,500. Along with the shares, the Company issued 10,250,000 non-transferable share purchase warrants, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share expiring May 12, 2005. The Company granted an Agent’s Option entitling the Agent to purchase 1,500,000 units at $0.20 per unit comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25 per share expiring in two years. The Agent’s Option expires May 12, 2005.

iii)    During 2003, the Company issued 1,700,000 common shares to Anglo American via a non-brokered private placement at a price of $0.20 per share for proceeds of $340,000 (note 6). Along with the shares, the Company issued 1,700,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005.

iv)    During 2002, the Company issued 2,450,000 common shares at $0.20 per share totaling $490,000. Along with the common shares, the company issued 2,450,000 share purchase warrants entitling the holder to purchase one additional common share at $0.25 per share expiring on October 2, 2003. Of the 2,450,000 common shares and warrants, 750,000 are flow through. For income tax purposes, the subscription funds of $150,000 relating to the flow through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at September 30, 2002, the $150,000 flow-through funds have been spent and renounced to the subscribers.

v)    During 2002, the Company issued 850,000 common shares at $0.20 per share totaling $170,000. Along with the common shares, the company issued 850,000 share purchase warrants entitling the holder to purchase one additional common share at $0.22 per share expiring on March 26, 2004. Of the 850,000 common shares and warrants, 700,000 are flow through. For income tax purposes, the subscription funds of $140,000 relating to the flow through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at September 30, 2002, the $140,000 flow-through funds have been spent and renounced to the subscribers.

This private placement was originally for 1,000,000 shares at $0.20 per share totaling $200,000. However, the Company only collected $170,000. The 1,000,000 shares were issued from treasury but were not distributed to the subscribers. These shares were returned to treasury and cancelled, and 850,000 shares were issued in their place.

60

8.    Share Capital (cont’d)

b)    Warrants:

As at September 30, 2003, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2002	Granted	Exercised	2003	Exercise Price	Expiry Date

2,450,000	-	(1,810,000)	640,000	$0.25	October 2, 2003
850,000	-	(300,000)	550,000	$0.22	March 26, 2004
-	8,000,000	-	8,000,000	$0.15	March 25, 2005
-	11,950,000	(3,808,500)	8,141,500	$0.25	May 12, 2005

3,300,000	19,950,000	(5,918,500)	17,331,500

Balance at			Balance at
September 30,			September 30,
2001	Granted	Expired	2002	Exercise Price	Expiry Date

450,000	-	(450,000)	-	$0.50	May 3, 2002
740,384	-	(740,384)	-	$0.50	August 20, 2002
-	2,450,000	-	2,450,000	$0.25	October 2, 2003
-	850,000	-	850,000	$0.22	March 26, 2004

1,190,384	3,300,000	(1,190,384)	3,300,000

Balance at			Balance at
September 30,			September 30,
2000	Granted	Expired	2001	Exercise Price	Expiry Date

251,584	-	(251,584)	-	$1.20	December 30, 2000
1,500,000	-	(1,500,000)	-	$2.08	August 15, 2001
450,000	-	-	450,000	$0.50	May 3, 2002
740,384	-	-	740,384	$0.50	August 20, 2002

2,941,968	-	(1,751,584)	1,190,384

61

8.    Share Capital (cont’d)

c)    Stock options:

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The term of the stock options granted are fixed by the board of directors and are not to exceed five years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant the stock options, less any discount permitted by the TSX Venture Exchange. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant. Other terms and conditions are as follows: all stock options are non-transferable; no more than 5% of the issued shares may be granted to any one individual in any 12 month period; no more than 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company’s issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at September 30, 2000	551,500	$1.32	1.00
Cancelled	(287,500)	1.32
Expired	(264,000)	1.32

Balance at September 30, 2001	-	$0.00	0.00
Granted	872,500	0.25
Cancelled	(50,000)	0.25

Balance at September 30, 2002	822,500	0.25	4.05
Cancelled	(65,000)	0.25
Exercised	(770,000)	0.27
Granted	3,097,500	0.36

Balance at September 30, 2003	3,085,000	$0.35	1.85

As at September 30, 2003, stock options exercisable and outstanding are as follows:

Number	Exercise Price	Expiry Date

1,922,500	$0.30	June 18, 2005
875,000	$0.51	July 28, 2005
237,500	$0.25	August 23, 2006
50,000	$0.25	January 17, 2007

3,085,000

62

8.    Share Capital (cont’d)

d)    Agent’s options:

As at September 30, 2003, there are 1,500,000 agent’s options outstanding and exercisable entitling the holder to purchase 1,500,000 units at $0.20 per unit (note 8(a)(ii)). Each unit is comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25 per share expiring in two years. The agent’s options and the warrants expire on May 12, 2005.

9.    Stock–based Compensation

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended September 30, 2003, the Company incurred stock compensation costs of nil on options granted to employees and directors.

592,500 stock options were granted to non-employees during the year ended September 30, 2003, resulting in $62,000 in compensation expense.

Had compensation costs been determined using the fair value based method at the grant dates for stock option awards to employees and directors, the Company’s pro forma net loss and loss per share would have been as follows:

Pro forma net loss	$ 1,941,424

Pro forma basic and diluted loss per share	$ 0.10

The compensation costs reflected in these pro forma and compensation expense amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 2.86%, a dividend yield of nil, an expected volatility of 75% and expected lives of stock options of two years.

10.    Financial Instruments

a)    Fair value

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, advances for exploration, tax credits recoverable and accounts payable and accrued liabilities, as reflected in the balance sheets, approximate their fair values due to the relatively short periods to maturity of these instruments.

b)    Foreign exchange risk

The Company undertakes certain transactions in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments or hedges to reduce the exposure to foreign exchange risk.

11.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

63

11.    Related Party Transactions

The following is a summary of the related party transactions that occurred throughout the year:

	2003	2002	2001

Consulting fees	$ -	$ 10,000	$ -
Management fees	$ 60,167	$ -	$ 23,333
Interest expense on convertible debenture	$ 19,071	$ 30,800	$ 35,111

Accounts payable and accrued liabilities includes $52,801 (2002 - $nil) owing to related parties.

As at September 30, 2002, the CEO and a company owned by the CEO’s spouse were owed $150,100. During the year ended September 30, 2003, the Company repaid the loans. The loans did not bear any interest.

Other related party transactions are described in notes 5, 7 and 8.

12.    Income Taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses and resource pools not recognized.

       The Company has accumulated losses of approximately $1,400,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2010. Also, the Company has approximately $2,500,000 of capital losses and $6,800,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets are as follows:

	2003	2002

Future income tax assets:
Resource pools	$ 1,431,941	$ 1,353,228
Capital losses carried forward	446,587	1,229,370
Non-capital losses carried forward	438,459	477,031
Refundable and other tax credits	210,648	-
Property, plant and equipment	2,047	1,662
Valuation allowance	(2,529,682)	(3,061,291)

	$ -	$ -

        Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has provided for a full valuation allowance against its potential future income tax assets.

13.    Commitment

The Company has outstanding letters of credit of $42,745.

64

14.    Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition, exploration and development of natural resource properties. All of the Company’s operations are based in Canada.

15.    Subsequent Events

a)    Subsequent to September 30, 2003, the Company issued 1,285,000 commons shares for proceeds of $497,850 pursuant to the exercise of options and 1,148,500 common shares for proceeds to $286,375 pursuant to the exercise of warrants.

b)    On October 20, 2003, the Company announced that it was negotiating a non-brokered private placement of 6,730,769 units at a price of $0.52 per unit for gross proceeds of $3,500,000. 1,507,500 of these units will be flow-through units. Each unit is to consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.65 for eighteen months. The private placement is subject to approval of the TSX Venture Exchange.

c)    Subsequent to September 30, 2003, the Company granted 200,000 investor relations stock options. The options are exercisable for $0.83 per common share for a period of two years.

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with GAAP in Canada ("Canadian GAAP") which differs in some respects from GAAP in the United States of America ("US GAAP"). The material differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:

		2003			2002

	Balance per			Balance per
	Canadian		Balance per	Canadian		Balance per
	GAAP	Adjustments	US GAAP	GAAP	Adjustments	US GAAP

Current assets	$ 2,540,123	$ -	$ 2,540,123	$ 10,947	$ -	$ 10,947
Property, plant & equip.	6,161	-	6,161	2,649	-	2,649
Unproven oil & gas prop.	460,000	-	460,000	345,000	-	345,000

	$ 3,006,284	$ -	$ 3,006,284	$ 358,596	$ -	$ 358,596

Current liabilities	$ 106,466	$ -	$ 106,466	$ 563,979	$ -	$ 563,979
Shareholders' equity
(deficit)	2,899,818	-	2,899,818	(205,383)	-	(205,383)

	$ 3,006,284	$ -	$ 3,006,284	$ 358,596	$ -	$ 358,596

	2003	2002	2001

Loss for the year as per Canadian GAAP	$ (1,597,424)	$ (774,707)	$ (109,806)
Compensation expense (b)	-	(28,750)	-
Share capital discount on issuance of flow-through shares (c)	-	(72,500)	-

Loss for the year as per US GAAP	$ (1,597,424)	$ (875,957)	$ (109,806)

Basic and diluted loss per share per US GAAP	$ (0.08)	$ (0.10)	$ (0.02)

65

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

			Cumulative
		Cumulative	discount on
	Balance per	compensation	issuance of
	Canadian	expense for	flow-through	Balance per
September 30, 2001	GAAP	stock options	shares	US GAAP

Share Capital	$ 5,130,863	$ -	$ 51,817	$ 5,182,680
Subscription proceeds	490,000	-	-	490,000
Contributed surplus	-	183,630	-	183,630
Deficit	(5,221,539)	(183,630)	(51,817)	(5,456,986)

Total shareholders' equity	$ 399,324	$ -	$ -	$ 399,324

September 30, 2002

Share Capital	$ 5,790,863	$ -	$ 124,317	$ 5,915,180
Contributed surplus	-	212,380	-	212,380
Deficit	(5,996,246)	(212,380)	(124,317)	(6,332,943)

Total shareholders' equity (deficit)	$ (205,383)	$ -	$ -	$ (205,383)

September 30, 2003

Share Capital	$ 10,431,488	$ -	$ 124,317	$ 10,555,805
Contributed surplus	62,000	212,380	-	274,380
Deficit	(7,593,670)	(212,380)	(124,317)	(7,930,367)

Total shareholders' equity	$ 2,899,818	$ -	$ -	$ 2,899,818

a)            Under US GAAP, all unproven mineral acquisition and exploration property expenditures are expensed in the year incurred in an exploration stage company. This is consistent with the Company’s policy for Canadian GAAP purposes. The full-cost method of accounting for costs of oil and gas properties as per Canadian GAAP is similar to US GAAP.

b)        The Company’s new accounting policy for stock options described in note 2(j) brings Canadian GAAP in line with US GAAP in accounting for stock-based compensation. One outstanding difference relates to Financial Accounting Standards Board ("FASB") Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation. As of July 1, 2000, FIN 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. As a result, any increase in the market price over the reduced exercise price of the stock options must be recognized as compensation cost. From July 1, 2000 to September 30, 2003, the Company has not modified any of its fixed stock option awards to employees and directors.

During the year ended September 30, 2002, the Company issued 212,500 stock options to non-employees which under SFAS 123 must be recognized as a stock-based compensation expense. The amount was $28,750 and was determined using the Black-Scholes option pricing model assuming a dividend yield of nil, an expected volatility of Company’s share price of 75% and a risk free interest rate of 4.53%.

The Company adopted SFAS 123 effective October 1, 1996 and has recorded stock compensation expense of $183,630 related to options granted prior to October 1, 2001.

66

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

The following pro forma financial information, which is required disclosure under US GAAP, presents the loss for the year and loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors:

	2003	2002	2001

Loss for the year as per US GAAP	$ (1,597,424)	$ (875,957)	$ (109,806)
Additional stock based compensation	(344,000)	(98,300)	-

Pro forma loss for the year as per US GAAP	$ (1,941,424)	$ (974,257)	$ (109,806)

Pro forma basic and diluted loss per share per US GAAP	$ (0.10)	$ (0.11)	$ (0.02)

c)            Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the unproven mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate is 0% for 2003, 2002 and 2001, no adjustment would be required.

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

US GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.

The Company has issued flow-through shares at a discount from the market trading price and as at September 30, 2003 and 2002, has spent all of the flow-through funds received in those respective years on qualifying exploration expenditures. The effect of the adjustments that would have been made under US GAAP related to the flow-through shares issued by the Company would be to increase share capital by $124,317 and to increase deficit by $124,317 resulting in no effect on shareholders’ equity.

67

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

d)    In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 has not had a material affect on its consolidated financial position or results of operations.

e)    In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement has not impacted the Company's consolidated financial statements for 2003.

f)    In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and there has been no material impact on the Company's results of operations or financial position.

g)        In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the "Summary of Significant Accounting Policies" of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for the 2003 fiscal year end.

h)    In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement has not impacted the Company's consolidated financial statements for 2003.

68

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (cont’d)

i)    In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material on its operating results or financial condition.

j)    In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 15"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

69

KNIGHT RESOURCES LTD. (formerly Knight Petroleum Corp.)
(An exploration stage company)

Exploration Expenditures			Schedule 1
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2003	2002	2001

West Raglan Property
Drilling	$ 347,991	$ -	$ -
Geochemistry	29,651	-	-
Geology	744,507	-	-
Geophysics	640,412	-	-
Other	220,124	-	-
Refundable tax credits	(691,000)	-	-
Mining duties refund	(167,000)	-	-

	$ 1,124,685	$ -	$ -

General and Administrative Expenses			Schedule 2
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2003	2002	2001

Accounting and audit	$ 17,100	$ 9,000	$ 6,200
Administrative fees	74,000	55,000	73,000
Amortization	2,406	1,135	1,622
Compensation expense (note 9)	62,000	-	-
Consulting fees	-	33,000	26,281
Filing fees	44,262	8,475	8,337
Legal fees	92,233	36,141	36,614
Management fees	60,167	-	23,333
Office and miscellaneous	17,758	6,504	11,692
Rent	18,000	12,000	12,000
Telephone and communications	13,439	9,140	2,726
Transfer agent	9,587	4,291	5,244
Less: interest income	(11,002)	(243)	(3,247)

	$ 399,950	$ 174,443	$ 203,802